FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A Chilean Corporation (Sociedad Anónima Abierta)

Santiago, May 28th, 2010                                                                                         Ger. Gen. 100/2010

Mr. Fernando Coloma Correa

Securities and Insurance Superintendent

Av. Libertador Bernardo O’Higgins 1449

Santiago

REF: Updates Information Circular N°574/2010

For your consideration:

According to the Circular N°574 of your Superintendency, in which it is required to companies to provide information regarding the effects or impacts that have or may occur as a consequence of the earthquake of February 27th, 2010, as a complement of the information provided last March 3, 2010, we duly inform:

Regarding our distribution subsidiary Chilectra S.A., in monetary terms the impact in its margin is estimated in 5.4 MMUS$ and the impact in its fixed costs is 1.7 MMUS$. In terms of material damages, they were estimated at 4.1 MMUS$, of which 1.8 MMUS$ are hedged with insurances.

Regarding our generation subsidiaries, the decrease in margin for 2010 it is estimated at 43 MMUS$, mainly due to the loss of energy sales and power related with Bocamina I; margin loses for hydro energy not dispatched; loss in margin due to the delay in hydro energy dispatching to months with reduced prices and a decrease in demand from our customers which impacted power sales, as a result of the declaration of force majeure. Of such loss, 26.7 MMUS$ are hedged with insurances to some degree, and therefore the impact will be 16.3 MMUS$. Regarding assets, and in conformity with available evaluations, we will incur in expenses for 22.8 MMUS$ that are hedged with insurances that contemplate a deductible of 2.5 MMUS$, therefore net expenses related to material damages are equal to such deductible.

It is worth mentioning that estimates above mentioned corresponds to approximated figures, in line with evaluations available as of today and may vary as a result of inspections or late evaluations.

Kind regards,

                                      Domingo Valdés Prieto                                Ramiro Alfonsín Balza

                                         General Counsel                                 Planning and Control Officer

                                             Enersis S.A.                                                   Enersis S.A.

c.c.:         Bolsa Comercio de Santiago

                Bolsa Electrónica de Chile

                Bolsa Corredores de Valparaíso

Comisión Clasificadora de Riesgo

                Banco Santander Santiago– Bondholders Representative

                Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: May 28, 2010